Exhibit 99.1

Members of the Society of United Professionals ratify collective agreement

TORONTO, January 30, 2026 - Hydro One Inc. (Hydro One) is pleased to announce that Society of United Professionals (Society) members have ratified the tentative agreement reached on January 12, 2026. The new agreement will take effect retroactively from October 1, 2025 to March 31, 2028 and covers employees in engineering, supervisory and other professional roles, across Hydro One’s operations in Ontario.

“Thank you to the Society leadership and the bargaining teams for their efforts to reach a fair and balanced outcome,” said David Lebeter, President and Chief Executive Officer, Hydro One. “This agreement recognizes the important contributions of our employees while ensuring we remain focused on delivering value and reliability for our customers.”

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-looking statements and information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Media can contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868